B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2016
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 3, 2016 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2016 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2015. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua) and one mine under construction in Mali. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia Nicaragua and Finland. The Company currently operates the Otjikoto mine in Namibia, which achieved commercial production on February 28, 2015, the Masbate mine in the Philippines and La Libertad mine and El Limon mine in Nicaragua. The Company presently has an effective 90% interest in the Fekola Project in Mali (as described below, it is expected that the State of Mali will acquire an additional 10% interest), an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.

Consolidated gold production in the second quarter of 2016 was another quarterly record of 135,242 ounces, 4% (or 5,697 ounces) above budget and 11% (or 13,676 ounces) higher than the same period in 2015. The Company had record second quarter consolidated gold sales of 130,829 ounces and record revenues of $164.8 million. The increase in gold production is primarily attributable to the continued strong operational performance of the Masbate mine in the Philippines. In the second quarter, the Masbate Mine had better than budgeted throughput, grades and recoveries. Gold production at the Otjikoto mine was in-line with expectations despite the previously reported pit slope failure on the Phase 1 pit access ramp on April 26, 2016. A new ramp was successfully constructed and mining of the Phase 1 pit resumed in mid-June.

Consolidated cash operating costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2016 were another record low of $494 per ounce for the second quarter, $90 per ounce (or 15%) lower than budget and $183 per ounce (or 27%) lower than the prior year quarter. The significant improvement in consolidated cash operating costs against both budget and the second quarter of 2015 reflects lower fuel costs at all sites and higher production at the Masbate Mine. Cash operating costs also benefited from a weaker Namibian dollar than budgeted. In addition, the improvement over the second quarter of 2015 benefited from higher grade at La Libertad.

Consolidated gold production for the first half of 2016 was a half-year record of 263,086 ounces, 6% (or 14,663 ounces) above budget and 11% (or 25,661 ounces, including 18,815 ounces of pre-commercial production from the Otjikoto mine) higher than the same period in 2015. Consolidated gold sales for the six months to June 30, 2015 were 251,728 ounces at an average realized price of $1,228 per ounce for record consolidated half-year revenues of $309.1 million. Consolidated cash operating costs were also half-year record low of $497 per ounce, $93 per ounce (or 16%) lower than budget and $191 per ounce (or 28%) lower than the same period in 2015. The increase in gold production and decrease in cash operating costs per ounce for the six month period were driven by the same factors which positively impacted the quarter.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended June 30, 2016 were $731 per ounce, $232 per ounce (or 24%) below budget and $325 per ounce (or 31%) lower than the second quarter of 2015. All-in sustaining costs for the six months ended June 30, 2016 were $801 per ounce compared to budget of $1,031 and $1,072 per ounce for the comparable period of 2015. The reductions for both the three and six month period were primarily driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of land purchases, prestripping and underground development activity. Capital expenditures on the Fekola project in the first half of 2016 totaled $97.4 million versus a construction budget of $106.3 million. Expenditures on the Fekola project to date were $226.8 million including $37.9 million of preconstruction expenditures compared with a budget to date of $221.4 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

For the second quarter of 2016, the Company generated a net loss of $11.8 million (negative $0.01 per share) compared to a net loss of $22.8 million (negative $0.02 per share) in the second quarter of 2015. Adjusted net income (refer to “Non-IFRS Measures”) was $29.0 million ($0.03 per share) compared to an adjusted net loss of $1.4 million ($0.00 per share) in the second quarter of 2015. For the six months ended June 30, 2016, the Company generated a net loss of $5.2 million (negative $0.00 per share) compared to a net loss of $16.4 million (negative $0.02 per share) in the comparable period of 2015. Adjusted net income (refer to “Non-IFRS Measures”) for the first half of 2016 was $47.8 million ($0.05 per share) compared to $9.5 million ($0.01 per share) in the first half of 2015.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. Proceeds from the Prepaid Sales totalled $120 million and significantly increased the Company’s cash flows from operating activities in the first quarter. In addition, higher realized gold prices and better operating cost performance from the Company’s mines continue to increase operating cash flows, resulting in consolidated cash flows from operating activities of $67.6 million and $239.2 million for the three and six month periods respectively.

As at June 30, 2016, the Company remained in a strong financial position with working capital of $105.9 million (December 31, 2015 - $104.7 million) including unrestricted cash and cash equivalents of $99.8 million (December 31, 2015 - $85.1 million). In addition, the Company has $175 million of undrawn capacity on its revolving credit facility (December 31, 2015 - $125 million) and commitments, subject to satisfaction of certain conditions precedent, to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

On June 29, 2016, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. These indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a positive effect on the economics of the project. The Company has increased the exploration budget for the areas around the Kiaka deposit by $3 million to a total of $5.6 million on the strength of these results. The additional funds will be used to further explore and conduct infill drilling at the new higher-grade gold zones along with completing detailed metallurgical sampling and testing and base line permitting work.

The Company continues to evaluate its timeline for updating the Kiaka feasibility study. An updated study will include key items such as optimizing the plant throughput rate, new cost estimates based on current economic conditions, alternative sources of electrical power and exploration success near Kiaka. During the second quarter of 2016, the Company approved an additional budget of $7.5 million for updated feasibility study work to be undertaken during the remainder of 2016. The Company is currently targeting mid-2017 for completion of the updated Kiaka study, subject to further delineation of the size of the deposit.

Also on June 29, 2016, the Company announced an exploration update for its Fekola project. The Fekola property also has excellent exploration potential. During the first quarter of 2016, the Company increased its 2016 exploration budget for Mali by $4.5 million from $6.9 million to $11.4 million. B2Gold is approximately half-way through a 98,500 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program.

On August 2, 2016, the Company decided to proceed with the expansion of the mill at the Fekola project and approved an $18 million expansion budget for additional items including a pebble crusher and one additional generator. With this additional capital investment the Fekola mill expansion is expected to be completed in late 2017 and commissioned in conjunction with the main plant commissioning. This mill capacity increase from 4 million tonnes per year to 5 million tonnes per year could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial projections of approximately 350,000 ounces of gold per year.

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces and is scheduled to be weighted to the second half of the year, mainly due to higher forecast grades at the Otjikoto, Libertad and Limon mines (as discussed in the “Review of mining operations and development projects” section below). Following the improvements against budget realized in the Company’s consolidated operating cash costs per ounce over the six months to June 2016, consolidated cash operating costs for fiscal 2016 are expected to be at the lower end of the Company’s guidance range of $560 to $595 per ounce. The Company’s consolidated all-in sustaining costs for fiscal 2016 are also expected to be at the lower end of the Company’s guidance range of $895 to $925 per ounce.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results

	Three months ended June 30		Six months ended June 30
	(unaudited)		(unaudited)

	2016	2015	2016	2015

Gold revenue(2) ($ in thousands)	164,803	136,506	309,055	275,398

Gold sold, excluding Otjikoto pre-commercial production results (ounces)	130,829	114,423	251,728	229,222
Average realized gold price(2) ($/ounce)	1,260	1,193	1,228	1,201
Gold sold, total including Otjikoto pre-commercial production results (ounces)	130,829	114,423	251,728	247,688
Gold produced, excluding Otjikoto pre-commercial production results (ounces)	135,242	121,566	263,086	218,610
Gold produced, total including Otjikoto pre-commercial production results (ounces)	135,242	121,566	263,086	237,425
Cash operating costs(1)(2) ($/ounce gold)	494	677	497	688

Total cash costs(1)(2) ($/ounce gold)	535	725	540	737

All-in sustaining costs(1)(2) ($/ounce gold)	731	1,056	801	1,072

Adjusted net income (loss) (1)(2) ($ in thousands)	28,977	(1,391)	47,849	9,517

Adjusted earnings (loss) per share (1)(2)(3) – basic ($)	0.03	(0.00)	0.05	0.01

Net loss ($ in thousands)	(11,806)	(22,784)	(5,155)	(16,443)

Loss per share – basic and diluted(3) ($/share)	(0.01)	(0.02)	(0.00)	(0.02)

Cash flows from operating activities (4) ($ in thousands)	67,604	34,315	239,157	92,978

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	The results for the six months end June 30, 2015 include the results from the Otjikoto mine from March 1, 2015.
(3)	Attributable to the shareholders of the Company.
(4)	Cash flows from operating activities for the six months ended June 30, 2016 include $120 million in proceeds from the Prepaid Sales transactions.

Second quarter 2016 and 2015

Revenue

Consolidated gold revenue in the second quarter of 2016 was a quarterly record of $164.8 million on record sales of 130,829 ounces at an average price of $1,260 per ounce compared to $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce in the second quarter of 2015. The 21% increase in gold revenue was mainly attributable to an approximately 14% increase in gold sales volume combined with a 6% increase in the average realized gold price.

In the second quarter of 2016, the Masbate Mine accounted for $70.7 million (Q2 2015 - $41.2 million) of gold revenue from the sale of 56,300 ounces (Q2 2015 – 34,600 ounces), the Otjikoto Mine accounted for $41.2 million (Q2 2015 - $44.6 million) of gold revenue from the sale of 32,929 ounces (Q2 2015 – 37,249 ounces), the Libertad Mine accounted for $40.0 million (Q2 2015 - $31.7 million) of gold revenue from the sale of 31,500 ounces (Q2 2015 – 26,574 ounces) while $12.8 million (Q2 2015 - $19.1 million) was contributed by the Limon Mine from the sale of 10,100 ounces (Q2 2015 – 16,000 ounces).

Production and operating costs

Consolidated gold production in the second quarter of 2016 was another quarterly record of 135,242 ounces, 5,697 ounces (or 4%) greater than budget and 13,676 ounces (or 11%) greater than the same period last year. The increased gold production was primarily attributable to the continued strong operating performance of the Company’s Masbate mine which recorded its second highest quarter ever of production since mining operations commenced. In addition, gold production at the Otjikoto mine was in-line with expectations despite the previously reported pit slope failure on the Phase 1 pit access ramp on April 26, 2016. A new ramp was successfully constructed and mining of the Phase 1 pit resumed in mid-June.

In the second quarter of 2016, consolidated cash operating costs (refer to “Non-IFRS Measures”) were a record low of $494 per ounce, $90 per ounce (or 15%) below budget and $183 per ounce (or 27%) below the second quarter of 2015. The improvement in consolidated cash operating costs against both budget and prior year reflects lower fuel costs at all sites and higher production at the Masbate mine. Cash operating costs also benefited from a weaker Namibian dollar than budgeted. In addition, the improvement over the second quarter of 2015 benefited from higher grade at La Libertad. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2016 were $731 per ounce, $232 per ounce (or 24%) below budget and $325 per ounce (or 31%) lower than the second quarter of 2015. The reductions were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites during the quarter due to the timing of prestripping and underground development activity.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $38.9 million in the second quarter of 2016 compared to $35.0 million in the same period in 2015. The increase in depreciation expense was mainly due to a 14% increase in the gold ounces sold. The depreciation charge per ounce of gold sold was $298 per ounce compared to $306 per ounce for the same period in 2015.

Other

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A decreased in the second quarter of 2016 compared to the comparable period in the prior year by approximately $2.2 million to $8.2 million. The decrease is primarily a result of a weaker Canadian dollar, cost saving measures including $0.8 million as a result of the closure of the former Papillon office in Australia and a $0.6 million reduction in travel expenses.

The Company’s results for the second quarter of 2016 included a non-cash mark-to-market loss of $37.4 million on the convertible senior subordinated notes compared to a loss of $8.4 million in the second quarter of 2015. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At June 30, 2016 the convertible notes were trading at 99.3% of par value compared with 85.1% at March 31, 2016. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.24 at June 30, 2016 from C$2.16 at March 31, 2016.

The Company reported $2.9 million (net of capitalized interest) in interest and financing expense during the second quarter of 2016 as compared with $8.3 million in the second quarter of 2015. The decrease in interest expense was due to two non-recurring non-cash finance expenses totalling $5.5 million included in the 2015 balance. These related to the write-off of deferred financing fees of $3.0 million for the Company’s previous revolving credit facility (“RCF”)  upon repayment of that facility and finance fees of $2.5 million incurred upon novation of certain gold forward contracts with the lenders associated the previous RCF (see “Liquidity” section below). Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended June 30, 2016, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola project in the amount of $2.1 million (Q2 2015 - nil).

During the quarter, the Company elected not to continue with the Pampa Paciencia and Cerro Barco projects in Chile. As a result, the company wrote-off expenditures totalling $3.7 million related to these projects during the period.

For the three months ended June 30, 2016, the Company recorded $0.7 million (2015 - $5.7 million) of unrealized losses on derivative instruments. The net unrealized loss was comprised of an unrealized loss of $48 million on gold derivative instruments, an unrealized loss of $0.7 million on interest rate swaps offset by an unrealized gain of $4.8 million on the Company’s forward fuel price contracts. For the three months ended June 30, 2016, the Company recorded a realized loss of $3.8 million (2015 - $2.0 million) on derivative instruments, comprised of a realized loss of $2.4 million on gold derivative instruments and a realized loss of $1.4 million on the Company’s forward fuel price contracts. The gold derivative instruments were a requirement of the Company’s previous RCF agreement, entered into in April 2013. Following the completion of the current RCF in 2015, these contracts are now marked-to-market each reporting period through the statement of operations.

The Company recorded a net current income tax expense of $4.0 million in the second quarter of 2016 compared to an expense of $1.7 million in the second quarter of 2015. The increase in the current income tax expense is the result of higher gold revenues as well as increased withholding taxes related to the Company’s activities in Mali and Namibia.

For the second quarter of 2016, the Company generated a net loss of $11.8 million (negative $0.01 per share) compared to a net loss of $22.8 million (negative $0.02 per share) in the second quarter of 2015. Adjusted net income (refer to “Non-IFRS Measures”) was $29.0 million ($0.03 per share) compared to an adjusted net loss of $1.4 million ($0.00 per share) in the second quarter of 2015. Adjusted net income in the second quarter of 2016 primarily excluded non-cash mark-to-market losses of $37.4 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, write-off of mineral properties of $3.9 million mostly relating to the Company’s interest the Pampa Paciencia and Cerro Barco projects in Chile, share-based payments of $2.1 million, unrealized losses on derivative instruments of $0.7 million and a deferred income tax recovery of $3.4 million.

Cash flow from operating activities almost doubled to $67.6 million ($0.07 per share) in the second quarter of 2016 from $34.3 million ($0.04 per share) in the second quarter of 2015. This increase was mainly due to a $28.3 million increase in revenue and a $10.0 million reduction in production costs.

As at June 30, 2016, the Company remained in a strong financial position with working capital of $105.9 million (December 31, 2015 - $104.7 million) including unrestricted cash and cash equivalents of $99.8 million (December 31, 2015 - $85.1 million). In addition, the Company has $175 million of undrawn capacity on its revolving credit facility (December 31, 2015 - $125 million) and commitments, subject to satisfaction of certain conditions precedent, to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

Year-to-date results

Revenue

Consolidated gold revenue for the six months ended June 30, 2016 was a half-year record $309.1 million on sales of 251,728 ounces at an average price of $1,228 per ounce compared to $275.4 million on sales of 229,222 ounces at an average price of $1,201 per ounce (or $298.5 million on sales of 247,688 ounces including $23.1 million on sale of 18,466 ounces of pre-commercial sales from Otjikoto) in the six months ended June 30, 2015.

For the six months ended June 30, 2016, the Otjikoto mine accounted for $86.4 million (2015 - $60.7 million, excluding $23.1 million of pre-commercial production sales) of gold revenue from the sale of 71,128 ounces (2015 – 50,932 ounces excluding 18,466 ounces of pre-commercial production sales). The Masbate mine accounted for $123.8 million (2015 - $109.6 million) of gold revenue from the sale of 100,600 ounces (2015 – 91,100 ounces), the Libertad mine accounted for $73.2 million (2015 - $69.2 million) of gold revenue from the sale of 59,200 ounces (2015 – 57,390 ounces) while $25.6 million (2015 - $35.8 million) was contributed by the Limon mine from the sale of 20,800 ounces (2015 – 29,800 ounces).

Production and operating costs

Consolidated gold production for the six months ended June 30, 2016 was a half-year record 263,086 ounces, an increase of 25,661 (or 11%) over the same period in 2015 (including 18,815 ounces of pre-commercial production from Otjikoto)  and 14,663 ounces (or 6%) greater than budget. The increased gold production was primarily attributable to the continued strong operating performance of the Company’s Masbate mine. The Otjikoto and Libertad mines were close to budget while the Limon mine continued to be slightly behind budget due to temporary delays in accessing higher grade areas of Santa Pancha during the first quarter and a plant maintenance shut-down in April 2016.

In the first half of 2016, consolidated cash operating costs (refer to “Non-IFRS Measures”) were a record half-year low of $497 per ounce, $93 per ounce (or 16%) lower than budget and $191 per ounce (or 28%) lower than the first half of 2015. The favourable variances lower fuel costs at all sites, reflect the continued strong operating performance of the Company’s Masbate mine in the Philippines and a weaker US dollar / Namibian dollar exchange rate. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the six months ended June 30, 2016 were $801 per ounce compared to budget of $1,031 and $1,072 per ounce for the comparable period of 2015. The reductions were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of land purchases and prestripping activity.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $73.3 million for the six months ended June 30, 2016 compared to $67.8 million in the same period in 2015. The increase in depreciation expense was partially due to a 10% increase in the gold ounces sold (excluding 18,466 ounces of pre-commercial production sales at Otjikoto). The depreciation charge fell slightly to $291 per ounce of gold sold in the first half of 2016 from $296 per ounce of gold sold in the first half of 2015.

Other

For the six months ended June 30, 2016, G&A decreased $4.4 million to $15.7 million. The decrease primarily relates to a $1.5 million reduction in head office costs driven by a weaker Canadian dollar and lower travel expenses, a $1.4 million reduction in bonuses paid in 2016 compared to 2015 and a $0.8 million cost reduction due to closure of the former Papillon office in Australia during the first half of 2015.

The Company’s results for the first half of 2016 included a non-cash loss of $43.4 million on the convertible senior subordinated notes compared to a loss of $6.7 million in the comparable period of 2015. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At June 30, 2016 the convertible notes were trading at 99.3% of par value compared with 83.2% at December 31, 2015. The increase in the note value is driven by the change in the underlying stock price which has increased to C$3.24 at June 30, 2016 from C$1.40 at December 31, 2015.

The Company’s results for the six months ended June 30, 2015 also included a gain of $2.2 million resulting from the sale of the Bellavista property in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project valued at $nil.

The Company reported $5.9 million (net of capitalized interest) in interest and financing expense during the six months ended June 30, 2016 compared with $10.0 million in the comparable period of 2015. For the six months ended June 30, 2015, interest and financing expense included two non-recurring non-cash finance expenses totalling $5.5 million; (i) the write-off of deferred financing fees of $3.0 million relating to the Company’s previous RCF upon repayment of that facility and (ii) finance fees of $2.5 million incurred upon novation of certain gold forward contracts with the lenders associated the previous RCF. This was offset by an increase in interest expense during the first half of 2016 due to slightly higher debt levels, relating mainly to the current revolving credit facility and equipment loans.

During the first half of 2016, the Company elected not to continue with the Pampa Paciencia and Cerro Barco projects in Chile. As a result, the company wrote-off expenditures totalling $3.7 million related to these projects during the period.

For the six months ended June 30, 2016, the Company recorded $10.1 million of unrealized losses on derivative instruments compared to an unrealized loss of $5.8 million for the comparable period of 2015. The net unrealized loss of $10.1 million was comprised of an unrealized loss of $16.0 million on gold derivative instruments and an unrealised loss of $0.7 million on the Company’s interest rate swaps offset by an unrealized gain of $6.6 million on the Company’s forward fuel price contracts. For the six months ended June 30, 2016, the Company recorded a realized loss of $9.2 million (2015 - $2.5 million) on derivative instruments, comprised of a realized loss of $5.7 million on gold derivative instruments and a realized loss of $3.5 million on the Company’s forward fuel price contracts.The gold derivative instruments were a requirement of the Company’s previous revolving credit facility agreement, entered into in April 2013. Following the completion of the current revolving credit facility in the second quarter of 2015, these contracts are now marked-to-market each reporting period through the statement of operations.

The Company recorded a net current income tax expense of $8.3 million in the first half of 2016 compared to a recovery of $0.6 million in the first half of 2015. The increase in the current income tax expense is the result of higher gold revenues as well as increased withholding taxes related to the Company’s activities in Mali and Namibia. The net recovery amount in the prior period was a result of a number of factors including lower gold revenues at La Libertad and a reversal of tax provisions previously accrued for tax assessments, which were settled in the first half of 2015.

For the six months ended June 30, 2016, the Company generated a net loss of $5.2 million (negative $0.00 per share) compared to a net loss of $16.4 million (negative $0.02 per share) in the comparable period of 2015. Adjusted net income (refer to “Non-IFRS Measures”) for the first half of 2016 was $47.8 million ($0.05 per share) compared to $9.5 million ($0.01 per share) in the first half of 2015. Adjusted net income in the first half of 2016 primarily excluded a non-cash mark-to-market loss of $43.4 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, share-based payments of $7.5 million, unrealized losses on derivative instruments of $10.1 million, deferred income tax recovery of $12.0 million and write-off of mineral properties of $3.9 million mostly relating to the Company’s interest in the Pampa Paciencia and Cerro Barco projects in Chile.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash prepayment. The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018.

Cash flow from operating activities was $239.2 million ($0.26 per share) for the six months ended June 30, 2016 compared to $93.0 million ($0.10 per share) in comparative period of 2015, an increase of $146.2 million. This increase was mainly due to $120 million of proceeds received from the Prepaid Sales transactions, a $33.7 million increase in revenue and a $26.1 million reduction in production costs partially offset by a $25.9 million negative change in non-cash working capital and an $8.9 million increase in income tax expense during the period. The main change in working capital related to a $16.5 million increase in inventory due to higher bullion inventory balances at the Masbate and La Libertad mines, a higher stockpile balance at Masbate and an $8.5 million reduction in accounts payable due to the timing of payments at the Fekola project.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Otjikoto Mine - Namibia

	Three months ended June 30		Six months ended June 30		Four months
	(unaudited)		(unaudited)		ended
					June 30(3)
					(unaudited)
	2016	2015	2016	2015	2015
Gold revenue ($ in thousands)	41,240	44,559	86,419	83,840	60,746
Gold sold (ounces)	32,929	37,249	71,128	69,398	50,932
Average realized gold price ($/ ounce)	1,252	1,196	1,215	1,208	1,193
Tonnes of ore milled	890,704	711,462	1,713,306	1,368,000	949,174
Grade (grams/ tonne)	1.29	1.63	1.31	1.58	1.64
Recovery (%)	98.0	98.7	97.8	98.0	98.7
Gold production (ounces)	36,172	36,963	71,875	68,097	49,282
Cash operating costs(1) ($/ ounce)	386	485	384	N/A	483
Total cash costs(1) ($/ ounce)	420	522	420	N/A	520
All-in sustaining costs(1) ($/ounce gold)	570	611	702	N/A	615
Capital expenditures(2) ($ in thousands)	7,618	6,007	26,326	19,533	N/A
Exploration(2) ($ in thousands)	845	1,166	1,434	1,968	N/A

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Capital expenditures and exploration are presented on a quarterly basis only.
(3)	Post-commercial production.

The Otjikoto mine in Namibia produced 36,172 ounces of gold in the second quarter of 2016, comparable to budget (of 37,426 ounces) and 36,963 ounces produced in the second quarter of 2015. Gold production was largely unaffected despite the previously reported pit slope failure on the Phase 1 pit access ramp on April 26, 2016.

Following the slope failure, a recovery plan to regain access to the Phase 1 pit was developed. The plan called for a temporary new access ramp to be established by mid-June to be utilized until the Phase 1 pit becomes depleted, expected in November 2016. The new ramp was successfully constructed and mining of the Phase 1 pit resumed in mid-June. During the construction of the new ramp, mill feed had been mainly sourced from the medium-grade ore stockpile and supplemented with high-grade ore extracted from the Phase 2 pit (as part of the Phase 2 pre-stripping activities).

With the successful completion of the plant expansion project in the third quarter of 2015, the budgeted annual throughput rate for 2016 was increased from 2.5 million tonnes per year to 3.3 million tonnes per year. For the second quarter of 2016, the Otjikoto mill achieved record quarterly throughput of 890,704 tonnes, 8% above budget of 821,184 tonnes and 25% higher than the second quarter of 2015 of 711,462 tonnes. The average mill recoveries for the second quarter of 2016 were 98.0%, compared to a budget of 97.0% and recoveries during the same period of the previous year of 98.7%. The average gold grade processed was 1.29 g /t compared to a budget of 1.43 g /t and 1.63 g /t in the prior-year quarter. Gold grades were negatively impacted in the quarter by the ramp failure which had restricted access to the high-grade ore at the Phase 1 pit. However, gold production remained largely unaffected as higher mill throughput and recoveries offset the lower grades.

During the first half of 2016, the Otjikoto mine produced 71,875 ounces of gold, approximately in-line with budget (of 73,079 ounces) and 6% higher compared to 68,097 ounces (including 18,815 ounces of pre-commercial production) produced in the first half of 2015.

Otjikoto’s cash operating costs for the second quarter of 2016 were $386 per ounce which was $63 per ounce (or 14%) lower than budget and $99 per ounce (or 20%) lower than the prior-year quarter. The reduction in costs per ounce against both budget and the prior-year quarter is mainly attributable to lower fuel prices, operating cost reductions and a weaker Namibian dollar/US dollar foreign exchange rate. Mining and processing costs were positively impacted by diesel and gasoline prices which were 10% lower than budget and HFO prices which were 16% lower than budget. Cash operating costs in US dollars were also positively impacted by a 10% weaker Namibian dollar/US dollar foreign exchange rate than budgeted. These cost reductions were partially offset by higher mining costs arising from the procurement of mining equipment spares not being evenly spread throughout the year

Otjikoto’s cash operating costs (refer to “Non-IFRS Measures”) for the six months ended June 30, 2016 were $384 per ounce which was $84 per ounce (or 18%) lower than budget and $99 per ounce (or 20%) lower than the first half of 2015. The reduction in costs per ounce against both budget and the prior-year is mainly attributable to lower fuel prices, operating cost reductions and a weaker Namibian dollar/US dollar foreign exchange rate.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended June 30, 2016 were $570 per ounce compared to a budget of $795 per ounce and $611 per ounce in the prior year quarter. All-in sustaining costs in the quarter reflect the reduction in cash operating costs noted above as well as lower than budgeted capital expenditures due to timing differences between the first and second quarter. All-in sustaining costs for the first half of 2016 (refer to “Non-IFRS Measures”) were $702 per ounce compared to a budget of $819 per ounce and $615 per ounce in the first six months of 2015. All-in sustaining costs in the period reflect the reduction in cash operating costs noted above.

Capital expenditures in the second quarter of 2016 totalled $7.6 million and included prestripping costs of $4.0 million and mobile equipment costs of $3.3 million. Net capital expenditures for the six months ended June 30, 2016 totalled $26.3 million and included prestripping costs of $9.4 million and mobile equipment costs of $16.1 million.

With access to the higher grade Phase 1 pit being re-established for the second half of 2016 and the positive mill throughput/recoveries, there is no impact to the Otjikoto mine’s 2016 annual guidance of 160,000 to 170,000 ounces of gold production at cash operating costs of $400 to $440 per ounce. Gold production at Otjikoto is weighted to the second half of the year, due to higher anticipated grades as the Phase 1 pit is completed. The high-grade Wolfshag open pit, scheduled to enter production towards the end of the fourth quarter of 2016, is expected to increase production in 2017 and beyond. A new life of mine plan, based on the new grade model and geotechnical data including mining from the open-pit component of the Wolfshag deposit, is expected to be completed in the fourth quarter of 2016. Following the results of an internal scoping study, a detailed engineering study of Wolfshag underground mining will commence in the third quarter of 2016, with results to be delivered in 2017.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
Gold revenue ($ in thousands)	70,748	41,180	123,849	109,628
Gold sold (ounces)	56,300	34,600	100,600	91,100
Average realized gold price ($/ ounce)	1,257	1,190	1,231	1,203
Tonnes of ore milled	1,699,705	1,768,928	3,485,596	3,525,162
Grade (grams/ tonne)	1.40	0.96	1.33	1.00
Recovery (%)	75.0	75.8	74.0	77.2
Gold production (ounces)	57,188	41,236	109,915	87,477
Cash operating costs(1) ($/ ounce gold)	396	782	425	725
Total cash costs(1) ($/ ounce gold)	443	844	476	786
All-in sustaining costs(1) ($/ounce gold)	556	1,199	595	1,029
Capital expenditures ($ in thousands)	8,836	11,940	17,350	16,066
Exploration ($ in thousands)	1,212	1,179	1,678	2,382

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Masbate mine in the Philippines continued its very strong operational performance into the second quarter of 2016, producing 57,188 ounces of gold (the second highest quarterly production ever for the mine), 12,159 ounces (or 27%) above budget and 15,952 ounces (or 39%) higher than the second quarter of 2015. Gold production improved against budget mainly due to better grades from the Main Vein pit combined with higher throughput and recoveries driven by higher than budgeted oxide ore from the Colorado pit. Mill throughput for the second quarter of 2016 was 1,699,705 tonnes compared to a budget of 1,652,085 tonnes and 1,768,928 tonnes in the second quarter of 2015. The average gold grade processed was 1.40 g/t compared to a budgeted grade of 1.19 g/t and second quarter 2015 grades of 0.96 g/t. Mill recoveries averaged 75.0% which was better than budgeted recoveries of 71.3% and slightly below the second quarter of 2015 of 75.8%. Recoveries in the second quarter of 2016 were better than budget as the Company processed 31% oxide material and 69% sulfide/transitional material in the quarter versus a budget of 17% and 83%, respectively. The Company expects to mine a similar ratio of oxide ore (33%) and sulfide/transitional ore (67%) against a budget of 22% oxide ore and 78% sulfide/transitional ore in the third quarter of 2016. The trend of higher than budgeted grades from the Main Vein pit is also expected to continue into the third quarter.

Year-to-date, gold production at the Masbate mine was 109,915 ounces, significantly above budget by 19,403 ounces (or 21%) and 22,438 ounces (or 26%) higher than the first half of 2015.

Masbate’s cash operating costs (refer to “Non-IFRS Measures”) in the second quarter of 2016 were a record low $396 per ounce, $198 per ounce (or 33%) lower than budget and $386 per ounce (or 49%) lower than in the prior-year quarter. Cash operating cash costs per ounce in the second quarter of 2016 benefitted from higher throughput, recoveries and grade as a result of a greater ratio of oxide material (31% versus a budget of 17%) combined with lower fuel and energy costs. Heavy fuel oil purchases were $0.27 per litre compared to a budget of $0.34 per litre, resulting in power costs of $0.098 per kWh versus a budget of $0.105 per kWh. In addition, the power consumption rate was 21.6 kWh per tonne total power compared to a budget of 27.8 kWh per tonne. This is again a result of the greater ratio of oxide material processed during the quarter. Diesel costs were $0.41 per litre compared to a budget of $0.50 per litre for the quarter.

Masbate’s cash operating costs (refer to “Non-IFRS Measures”) for the six months ended June 30, 2016 were a record low $425 per ounce, a reduction of $167 per ounce (or 28%) from budget and $300 per ounce (or 41%) lower than in the prior-year. Cost improvements for the six month period were driven by higher throughput, higher recoveries, higher grade and lower fuel and energy costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended June 30, 2016 were $556 per ounce compared to a budget of $837 per ounce and $1,199 per ounce in the prior year quarter. All-in sustaining costs in the quarter reflect the reduction in cash operating costs noted above as well as lower than budgeted prestripping costs. All-in sustaining costs (refer to “Non-IFRS Measures”) for the first half of 2016 were $595 per ounce compared to a budget of $855 per ounce and $1,029 per ounce in the first half of 2015. The low all-in sustaining costs are a result of the lower production costs per ounce outlined above and lower than budgeted prestripping costs during the year-to-date.

Capital expenditures in the second quarter of 2016 totalled $8.8 million which consisted mainly of $5.3 million for the plant expansion and $1.7 million in mobile equipment purchases. Year-to-date capital expenditures totalled $17.4 million, consisting mainly of $9.7 million for the plant expansion, $2.1 million in mobile equipment purchases and $1.7 million in prestripping.

The Company is in the process of completing a process plant upgrade at the Masbate mine. The work will be completed in phases and is expected to be fully commissioned and in production by the end of the third quarter of 2016. Process plant upgrades consisting of additional leaching/adsorption tankage and an oxygenation system were brought online at the end of June. Further upgrades in progress include a carbon harvest screen, carbon regeneration kiln, and added tailings pumps. The purpose of the plant upgrade is to continue to promote improved gold recovery and maintain throughput.

For full-year 2016, the Masbate mine’s gold production is expected to meet or exceed the high end of its production guidance range of 175,000 to 185,000 ounces of gold while cash operating costs are expected to be below or at the lower end of its cost guidance range of $620 to $660 per ounce.

On March 31, 2016, the extension of the Masbate mine’s income tax holiday was approved for an additional year to June 2017.

La Libertad Mine - Nicaragua

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
Gold revenue ($ in thousands)	40,018	31,703	73,211	69,238
Gold sold (ounces)	31,500	26,574	59,200	57,390
Average realized gold price ($/ ounce)	1,270	1,193	1,237	1,206
Tonnes of ore milled	579,756	573,807	1,156,243	1,141,813
Grade (grams/ tonne)	1,75	1.60	1.71	1.53
Recovery (%)	94.8	94.5	94.7	94.2
Gold production (ounces)	30,807	27,681	60,005	53,007
Cash operating costs(1) ($/ ounce gold)	717	813	672	826
Total cash costs(1) ($/ ounce gold)	744	839	697	853
All-in sustaining costs(1) ($/ounce gold)	942	1,120	991	1,164
Capital expenditures ($ in thousands)	2,920	5,343	11,700	11,482
Exploration ($ in thousands)	1,003	1,146	1,729	2,195

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the second quarter of 2016, La Libertad mine in Nicaragua produced 30,807 ounces of gold, approximately 7% (or 2,423 ounces) below budget. Mining from the higher grade Jabalí Antenna pit was scheduled to commence in the second quarter of 2016. However, the Company has experienced additional delays in relocation and permitting activities. As a result, average process grades for the quarter were lower than anticipated (1.75 g/t compared to budget of 1.90 g/t). The Company now anticipates that the Jabalí Antenna pit will enter the production stream in late 2016, upon completion of the resettlement activities and receipt of remaining mining permits. Gold production in the second quarter of 2016 was 11% (or 3,126 ounces) higher than the second quarter of 2015. During the second quarter of 2016, La Libertad had better grade than the same period in 2015, mainly due to the processing of higher grades from the Jabalí Central pit and Mojon underground. The mill continues to operate well processing 579,756 tonnes (Q2 2015 – 573,807 tonnes) with gold recoveries averaging 94.8% (Q2 2015 – 94.5%). Both throughput and recoveries were as budgeted.

In the first half of 2016, La Libertad mine produced 60,005 ounces of gold, slightly above budget (of 59,214 ounces) and 13% higher compared to 53,007 ounces produced in the first half of 2015.

La Libertad’s cash operating costs (refer to “Non-IFRS Measures”) in the second quarter of 2016 were $717 per ounce, $28 per ounce (or 4%) higher than budget but $96 per ounce (or 12%) lower than in the second quarter 2015. Cash operating costs per ounce were slightly higher than budget due to lower than budgeted processed grade as detailed above. Cash operating costs per ounce were lower than the second quarter of 2015 due to higher grade and higher throughput augmented by lower energy costs and consumption. For the first half of 2016, La Libertad’s cash operating costs (refer to “Non-IFRS Measures”) were $672 per ounce, $26 per ounce (or 4%) lower than budget and $154 per ounce (or 19%) lower than the first half of 2015. Consistent with cash operating costs for the quarter, the year-to-date cash operating costs per ounce were lower due to reductions in fuel costs and energy consumption.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended June 30, 2016 were $942 per ounce compared to a budget of $1,075 per ounce and $1,120 per ounce in the prior year quarter. All-in sustaining costs (refer to “Non-IFRS Measures”) for the first half of 2016 were $991 per ounce compared to a budget of $1,295 per ounce and $1,164 per ounce in the prior year. All-in sustaining costs for both the quarter and the year-to-date reflect lower than budgeted prestripping costs in Jabali Central and lower capital expenditures due to delays in accessing the Jabali Antenna zone.

Capital expenditures in the second quarter of 2016 totalled $2.9 million consisting primarily of La Esperanza Tailings Dam expansion costs of $1.6 million, prestripping of $0.5 million and $0.4 million for a new pump station and treatment plant. Year-to-date capital expenditures totalled $11.7 million, consisting primarily of La Esperanza Tailings Dam expansion costs of $5.1 million, prestripping of $2.8 million, land purchases of $2.6 million and $1.0 million for a new pump station and treatment plant.

By modifying the 2016 mine schedule to mine additional material from Jabalí Central and Mojon underground, the Company expects that any 2016 production shortfalls arising from delays in accessing ore at the Jabalí Antenna pit can be offset. Therefore, La Libertad still expects to meet its 2016 guidance of between 125,000 to 135,000 ounces of gold in 2016 at cash operating costs of approximately $650 to $680 per ounce. Gold production at La Libertad is expected to be weighted towards the second half of the year, due to higher forecast processed grades. Under the 2016 modified mine plan, La Libertad’s mill feed in the second half of the year is forecast to contain a higher percentage of high-grade ore from Jabalí Central and Mojon underground (replacing low-grade spent ore) versus the first half of the year.

On May 5, 2016, the Company received the 2015 Award for Social Responsibility in Nicaragua related to its work on the resettlement project to date. The award recognizes the Company’s commitment to social development projects that benefit the local communities in which it operates.

Limon Mine – Nicaragua

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
Gold revenue ($ in thousands)	12,797	19,064	25,576	35,787
Gold sold (ounces)	10,100	16,000	20,800	29,800
Average realized gold price ($/ ounce)	1,267	1,192	1,230	1,201
Tonnes of ore milled	99,947	125,079	216,428	247,757
Grade (grams/ tonne)	3.65	4.13	3.26	3.84
Recovery (%)	94.5	94.4	94.1	94.3
Gold production (ounces)	11,075	15,686	21,291	28,844
Cash operating costs(1) ($/ ounce)	733	615	753	671
Total cash costs(1) ($/ ounce)	811	685	835	746
All-in sustaining costs(1) ($/ounce gold)	1,121	1,179	1,124	1,259
Capital expenditures ($ in thousands)	1,581	5,807	2,961	11,204
Exploration ($ in thousands)	859	1,091	1,367	1,938

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

El Limon open-pit and underground mine in Nicaragua produced 11,075 ounces of gold in the second quarter of 2016, 2,785 ounces below budget and 4,611 ounces lower than the same quarter last year. Gold production was lower than budget due to 20% lower than planned mill throughput (99,947 tonnes compared to budget of 126,477 tonnes). The reduced throughput partly reflects the timing for downtime (13 days) related to a SAG ring gear change-out which had been originally planned for the first quarter of 2016 but was deferred to the second quarter. The mill restart was successfully completed on April 24. Fleet haulage equipment availability during the quarter also temporarily affected the quantity of ore available for process during May and June but has now been rectified. The average mill recoveries for the second quarter of 2016 were 94.5%, compared to a budget of 93.5% and recoveries during the same period of the previous year of 94.4%. The average gold grade processed was 3.65 g /t compared to a budget of 3.65 g /t and 4.13 g /t in the prior-year quarter. Gold production at El Limon in the second quarter of 2015 reflected higher processed grades and throughput.

For the first half of 2016, El Limon mine produced 21,291 ounces of gold, 4,327 ounces below budget and 7,553 ounces lower than the first six months of 2015.

Limon’s cash operating costs (refer to “Non-IFRS Measures”) in the second quarter of 2016 were $733 per ounce, $66 per ounce (or 10%) higher than budget and $118 per ounce (or 19%) higher than in the prior-year quarter. Cash operating costs per ounce were higher than budget and the prior-year quarter due to the mill downtime outlined above. This was partially offset by lower operating costs due to lower use of processing consumables and less energy consumption. Cash operating costs (refer to “Non-IFRS Measures”) were $753 per ounce for the first half of 2016, $71 per ounce (or 10%) above budget and $82 per ounce (or 12%) higher than the first half of 2015.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended June 30, 2016 were $1,121 per ounce compared to a budget of $1,073 per ounce and $1,179 per ounce in the prior year quarter. All-in sustaining costs (refer to “Non-IFRS Measures”) for the first half of 2016 were $1,124 per ounce compared to a budget of $1,131 per ounce and $1,259 per ounce in the prior year. All-in sustaining costs in the quarter and the year-to-date reflect the increase in cash operating costs noted above.

Capital expenditures in the second quarter of 2016 totalled $1.6 million which consisted mainly of $0.7 million of underground development and $0.3 million for a pumping project. Year-to-date capital expenditures totalled $3.0 million, consisting mainly of $1.7 million of underground development and $0.3 million for a pumping project.

With the higher grade areas now accessible and improvements in haulage, the Company expects that El Limon, which represents approximately 10% of B2Gold's 2016 consolidated gold production, will be able to meet its 2016 guidance. El Limon mine is projected to produce approximately 50,000 to 60,000 ounces of gold in 2016 at cash operating costs of approximately $610 to $650 per ounce. Gold production in the mine plan is weighted to the second half of the year, reflecting improving grades in July through December, 2016.

Fekola Project - Mali

In the second quarter of 2016, B2Gold’s construction team continued to develop the Fekola project in Mali which remains on schedule and on budget to commence production in late 2017. Significant activities during the quarter included:

•	Working on the spillway at the water dam;
•	Diversion ditch and settlement pond completed on the west side of the pit;
•	Removal of material from the pit for construction of the RoM Pad;
•	Concrete pouring in the mill area has commenced (mill, tanks, reclaim tunnel, crusher);
•	Structural steel has started arriving at site;
•	Power plant construction has commenced;
•	Detailed engineering and ordering of long lead items remain on schedule; and
•	Increased workforce to approximately 800 employees and contractors.

Capital expenditures in three and six months ended June 30, 2016 totaled $51.0 million and $97.4 million, respectively versus a construction budget of $44.4 million and $106.3 million, respectively. Expenditures on the Fekola project to date are $226.8 million including $37.9 million of preconstruction expenditures compared with a budget to date of $221.4 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

In addition to the on-site progress, the B2Gold project team continues to work on final design, procurement, and planning. Most major construction packages have been ordered and the project engineering team (Lycopodium) remains on schedule to issue all construction drawings on a schedule necessary to complete the project on time.

The Company is in the process of organizing a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining licence for the Fekola Project currently held by the Company’s wholly owned subsidiary, Songhoi, will be transferred to the Exploitation Company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali the option to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in exercising its option to purchase the additional 10% interest and negotiations are on-going. Both parties have engaged an independent external valuator to prepare a valuation of the additional 10% interest in the Exploitation Company so that a final purchase price can be determined. If the Government of Mali elects to proceed as anticipated, the ownership of the Exploitation Company will be 80% held by the Company and 20% held by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company is underway and the Company expects to finalise ownership interests in the Exploitation Company in the second half of 2016. At that point the Fekola Project mining licence will also be transferred into the Exploitation Company in accordance with Malian Law. Negotiation of the Mining Convention is required to be completed prior to commencement of production. However, the Company expects to complete its Convention negotiations by the end of 2016.

On June 11, 2015, the Company announced robust results from the optimized feasibility study at the Fekola project (the “Feasibility Study”). According to the Feasibility Study, the current average annual gold production for the first seven years will be approximately 350,000 ounces per year at average cash operating costs of $418 per ounce (based on low-grade stockpiling in the initial years of operation) and for the life of mine plan approximately 276,000 ounces per year at average cash operating costs of $552 per ounce.

The Fekola property also has excellent exploration potential. During the first quarter of 2016, the Company increased its 2016 exploration budget for Mali by $4.5 million from $6.9 million to $11.4 million. B2Gold is approximately half-way through a 98,500 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program.

On June 29, 2016, the Company announced an exploration update for its Fekola project. Based on the positive drill results to date (at both near surface and underground below the main Fekola Pit) and exploration potential, the Company is constructing the Fekola mine with a +25% design factor. This means that the capacity for throughput of ore at Fekola could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized feasibility study’s estimated throughput of 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company decided to proceed with the expansion and approved an $18 million expansion budget for additional items including a pebble crusher and one additional generator. With this additional capital investment the Fekola mill expansion is expected to be completed in late 2017 and commissioned in conjunction with the main plant commissioning. This mill capacity increase from 4 million tonnes per year to 5 million tonnes per year could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial projections of approximately 350,000 ounces of gold per year.

Kiaka Project – Burkina Faso

An environmental and social impact assessment (“ESIA”) was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015. Final review of the mining licence was completed, the formal application was submitted on July 15, 2015 and the Council of Ministers from the transitional government approved the mining licence on November 25, 2015. Since the national elections on November 29, 2015, a new Council of Ministers has been appointed. A second review of the mining licence has been completed and the licence was re-approved on April 20, 2016.

The Company has incorporated a new exploitation company, Kiaka SA, by way of a shareholders meeting held on January 20, 2016. The shareholding of Kiaka SA is held 9% by GAMS-Mining F&I LTD, 10% by the State of Burkina Faso and 81% by the Company (indirectly through its subsidiary, Kiaka Gold SARL).

Burkina Faso has adopted a new Mining Code which was approved on July 16, 2015. The impact that this new Mining Code will have on the Kiaka Project is currently under review and is being discussed with the new administration. The new Mining Code became effective on October 29, 2015 when it was formally published. The new Mining Code includes increases in the corporate income tax rate, an additional 1% tax for a Local Development Fund and a preferred dividend for the State. These changes are negative for the Kiaka Project and other development projects in Burkina Faso.

The transition leadership in Burkina Faso has stepped down as national elections were held in Burkina Faso on November 29, 2015, and a new cabinet was appointed on January 13, 2016. The administration is led by Roch Marc Christian Kobore, the new President, Minister of Defense and Veterans’ Affairs.

The Company continues to evaluate its timeline for updating the Kiaka feasibility study. An updated study will include key items such as optimizing the plant throughput rate, new cost estimates based on current economic conditions, alternative sources of electrical power and exploration success near Kiaka. During the second quarter of 2016, the Company approved an additional budget of $7.5 million for updated feasibility study work to be undertaken during the remainder of 2016. The Company is currently targeting mid-2017 for completion of the updated Kiaka study, subject to further delineation of the size of the deposit.

On June 29, 2016, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. These indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a very positive effect on the economics of the project. The Company has increased the exploration budget for the areas around the Kiaka deposit by $3 million to a total of $5.6 million on the strength of these results. The additional funds will be used to further explore and conduct infill drilling at the new higher-grade gold zones along with completing detailed metallurgical sampling and testing and base line permitting work.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2016 the Company had cash and cash equivalents of $99.8 million compared to cash and cash equivalents of $85.1 million at December 31, 2015. Working capital at June 30, 2015 was $105.9 million compared to working capital of $104.7 million at December 31, 2015.

Cash flow from operating activities was $67.6 million ($0.07 per share) in the second quarter of 2016 compared to $34.3 million ($0.04 per share) in the second quarter of 2015. This increase was mainly due to a $28.3 million increase in revenue and a $10.0 million reduction in production costs partially offset by a $4.8 million negative change in non-cash working capital and a $2.3 million increase in income tax expense during the quarter. For the six months ended June 30, 2016, cash flow from operating activities was $239.2 million ($0.26 per share) in the first half of 2016 compared to $93.0 million ($0.10 per share) for same period of 2015, an increase of $146.2 million. This increase was mainly due to $120 million of proceeds received from the Prepaid Sales transactions, a $33.7 million increase in revenue and a $26.1 million reduction in production costs partially offset by a $25.9 million negative change in non-cash working capital and an $8.9 million increase in income tax expense during the period. The main changes in working capital related to a $16.5 million increase in inventory due to higher bullion inventory balances at the Masbate and La Libertad mines, a higher stockpile balance at Masbate and an $8.5 million reduction in accounts payable due to the timing of payments at the Fekola project.

On May 20, 2015 and as amended March 11, 2016, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility for an aggregate amount of $350 million. The new revolving credit facility also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the new revolving credit facility is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of initial aggregate principal amount of the Company’s 3.25% convertible senior subordinated notes with a maturity date prior to August 1, 2019 are then outstanding. The new revolving credit facility will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The Company has provided security on the new revolving credit facility in the form of a general security agreement from the Company granting a security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the new revolving credit facility, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2016, the Company was in compliance with these debt covenants.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018 (estimated to represent approximately 9% and 5%, respectively, of the forecast production in these years).

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola SA to finance equipment at the Company's Fekola Project in Mali. The Equipment Facility shall be available for a period commencing on the closing date of The Equipment Facility and ending on the earlier of the day when the Equipment Facility is fully drawn and 30 months from the closing date. The Equipment Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The Equipment Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced and a commitment fee of 1.15% per annum on the undrawn balance of The Equipment Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

In addition, the Equipment Loan Facility, entered into on December 4, 2013 between B2Gold Namibia Minerals (Proprietary) Limited (“The Borrower”), a subsidiary of The Company, and Caterpillar Financial SARL as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. During the six months ended June 30, 2016, the term over which loans may be advanced under the facility was extended to December 31, 2016 and an additional $4.5 million was made available for drawdown. This will allow The Borrower to finance additional equipment at the Company's Otjikoto Project in Namibia.

The Company believes that closing these agreements, coupled with strong operating cash flows from the its existing mine operations will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

For the three and six months ended June 30, 2016, resource property expenditures totalled $82.5 million and $171.4 million, respectively with the most significant components being the Fekola Project with expenditures of $51.0 million and $97.4 million, respectively, the Otjikoto Mine with capital expenditures of $7.6 million and $26.3 million, respectively, the Masbate Mine with capital expenditures of $8.8 million and $17.4 million, respectively and the Libertad Mine with capital expenditures of $2.9 million and $11.7 million, respectively.

As at June 30, 2016, and in addition to those commitments disclosed elsewhere in the MD&A, the Company had commitments, for payments of $77.0 million for Fekola project equipment and development costs. Of this $59.8 million is expected to be incurred in 2016 and $17.2 million in 2017.

Gold commitments

As at June 30, 2016, the following gold forward contracts with respect to the Otjikoto Project were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2016	2017	2018	total

Gold forward contracts:
Ounces	4,500	9,000	7,500	21,000
Average price per ounce (rand)	16,020	16,020	16,020	16,020

Derivative financial instruments

Gold forwards

As at June 30, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	17,958	35,916	35,916	89,790
Average price per ounce (rand)	15,044	15,044	15,044	15,044

The unrealized fair value of these contracts at June 30, 2016 was $(36.1) million.

Forward contracts – fuel oil, gas oil, diesel

During the six months ended June 30, 2016, the Company entered into additional series of forward contracts for the purchase of 15,347,000 litres of fuel oil and 3,016,000 litres of gas oil with settlements scheduled between August 2016 and May 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at June 30, 2016:

	2016	2017	2018	Total

Forward – fuel oil:
Litres (thousands)	15,074	24,602	4,477	44,153
Average strike price	$0.28	$0.28	$0.27	$0.28

Forward – gas oil:
Litres (thousands)	7,670	5,982	280	13,932
Average strike price	$0.42	$0.40	$0.44	$0.41

Forward – diesel:
Litres (thousand)	4,238	706	-	4,944
Average strike price	$0.46	$0.46	$-	$0.46

The unrealized fair value of these contracts at June 30, 2016 was $(1.6) million.

Interest rate swaps

During the three months ended June 30, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company pays a floating rate equal to the 3 month United States dollar LIBOR rate and receives a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at June 30, 2016 was $(0.7) million.

Operating activities

Cash flow from operating activities was $67.6 million ($0.07 per share) in the second quarter of 2016 compared to $34.3 million ($0.04 per share) in the second quarter of 2015. This increase was mainly due to a $28.3 million increase in revenue and a $10.0 million reduction in production costs partially offset by a $4.8 million negative change in non-cash working capital and a $2.3 million increase in income tax expense during the quarter.

Cash flow from operating activities was $239.2 million ($0.26 per share) in the first half of 2016 compared to $93.0 million ($0.10 per share) for the same period of 2015, an increase of $146.2 million. This increase was mainly due to $120 million of proceeds received from the Prepaid Sales transactions, a $33.7 million increase in revenue and a $26.1 million reduction in production costs partially offset by a $25.9 million negative change in non-cash working capital and an $8.9 million increase in income tax expense during the quarter. The main changes in working capital related to a $16.5 million increase in inventory due to higher bullion inventory balances at the Masbate and La Libertad mines, a higher stockpile balance at Masbate and an $8.5 million reduction in accounts payable due to the timing of payments at the Fekola project.

Financing activities

The Company’s net cash from financing activities for the three and six months ended June 30, 2016 was a net cash inflow of $6.3 million and a net cash outflow of $47.9 million, respectively.

During the second quarter of 2016, the Company drew down $9.8 million on its Otjikoto equipment loan facility and made repayments of $2.0 million on the same facility.

During the first half of 2016, the Company made drawdowns of $50.0 million on its current revolving credit facility and $11.0 million on its Otjikoto equipment loan facility. This was offset by repayments on the current revolving credit facility of $100.0 million and the Otjikoto equipment loan facility of $3.8 million.

During the three and six months ended June 30, 2016, the Company received proceeds from the exercise of stock options of $6.8 million and $6.8 million, respectively.

During the three and six months ended June 30, 2016, the Company made interest and commitment fee payments of $6.7 million and $9.8 million, respectively.

Investing activities

During the three months ended June 30, 2016, capital expenditures on sustaining capital, pre-stripping and development at the Otjikoto mine (see “Otjikoto Mine” section) totalled $7.6 million (Q2 2015 - $6.0 million), the Masbate mine (see “Masbate Mine” section) totalled $8.8 million (Q2 2015 - $11.9 million), the Libertad mine (see “La Libertad Mine” section) totalled $2.9 million (Q2 2015 - $5.3 million), and the Limon mine (see “Limon Mine” section) totalled $1.6 million (Q2 2015 - $5.8 million). Capital expenditures at the Fekola Project for the second quarter of 2016 were $51.0 million and included site earthworks, power plant construction and acquisition of equipment.

Expenditures on the Fekola project to date are $226.8 million including $37.9 million of preconstruction expenditures compared with a budget to date of $221.4 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Masbate Mine, exploration	(1,212)	(1,179)	(1,678)	(2,382)
Libertad Mine, exploration	(1,003)	(1,146)	(1,729)	(2,195)
Limon Mine, exploration	(859)	(1,091)	(1,367)	(1,938)
Otjikoto Mine, exploration	(359)	(1,166)	(650)	(1,968)
Fekola Project, exploration	(362)	(20,398)	(1,286)	(38,879)
Kiaka Project, exploration	(1,461)	(1,561)	(2,077)	(2,210)
Primavera, exploration	(104)	(149)	(381)	(566)
Other	(2,440)	(672)	(3,665)	(1,487)

	(7,800)	(27,362)	(12,833)	(51,625)

Fekola Project

Highlights of the new drill results include 15.50 metres at 8.49 g/t (grams per tonne) gold from a diamond drill hole north of the Fekola deposit; 26 metres at 5.44 g/t gold from reverse circulation drilling in a new zone of saprolite-hosted gold mineralization in the Fekola area. The significance of the highlighted and previous positive drill results (released on January 20th this year) at the Fekola project is that they demonstrate the potential for the area to host additional zones of open-pittable gold mineralization similar to the Fekola deposit, as well as significant zones of saprolite-hosted gold mineralization.

In addition to exploration near the Fekola deposit, the Company is also conducting a Fekola regional exploration program. Drilling is ongoing at the new saprolite-hosted gold zones as well as additional targets in the Fekola area. Moreover, internal studies are currently underway to determine whether the new discoveries contain sufficient resources to supplement the Fekola project or if they constitute a viable, standalone gold project. The widespread occurrence of gold in saprolite is viewed as a positive indication of the potential for underlying bedrock-hosted gold mineralization.

The Fekola property also has excellent exploration potential. B2Gold has commenced a 98,500 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program. During the first quarter, the Company increased its 2016 exploration budget for Mali by $4.5 million. The total budget for 2016 exploration in Mali will now be $11.4 million.

Kiaka Project

On June 29, 2016, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. These indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a very positive effect on the economics of the project. The Company has increased the exploration budget for the areas around the Kiaka deposit by $3 million to a total of $5.6 million on the strength of these results. The additional funds will be used to further explore and conduct infill drilling at the new higher-grade gold zones along with completing detailed metallurgical sampling and testing and base line permitting work.

Otjikoto Mine

The total exploration budget for Namibia including the Otjikoto mine in 2016 is $4.7 million, which includes 10,700 meters of drilling to infill the down plunge extension of the Wolfshag resource. In addition, it is expected that drilling will commence to test the newly acquired interest in the Ondundu project, located 190 kilometres southwest of the Otjikoto mine.

Masbate Mine

The Masbate exploration budget for 2016 is approximately $4.9 million and is expected to consist of 18,000 metres of drilling to continue to test the Pajo and Montana SE zones. At the same time an aggressive surface exploration program comprising geological target generation and follow up prospecting, geochemical sampling and trenching is also planned for 2016.

La Libertad Mine

Libertad’s exploration budget for 2016 is approximately $5 million for a total of 9,050 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets.

El Limon Mine

El Limon’s exploration budget for 2016 is approximately $4.1 million for a total of 8,300 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including further #8 shaft infill drilling, Atravesada infill drilling and some blue-sky potential to the west side of the property.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2015. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Ore reserve and resource estimates;
•	Value of value-added tax receivables; and
•	Uncertain tax positions.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At June 30, 2016, the Company had a provision totalling $0.8 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

“Cash operating costs per gold ounce” and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

Consolidated

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	66,146	76,096	127,790	153,919
Inventory sales adjustment	699	6,237	2,838	(3,523)

Cash operating costs	66,845	82,333	130,628	150,396
Royalties and production taxes per consolidated financial statements	5,565	5,761	11,421	10,756

Total cash costs	72,410	88,094	142,049	161,152

Gold production (in ounces)	135,242	121,566	263,086	218,610

Cash operating costs per ounce	494	677	497	688

Total cash costs per ounce	535	725	540	737

(1)	Includes the results from the Otjikoto mine from March 1, 2015.

Otjikoto Mine

	Three months ended		Six months ended	Four months ended
	June 30		June 30	June 30
	(unaudited)		(unaudited)	(unaudited)
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	12,920	18,332	27,296	25,164
Inventory sales adjustment	1,058	(410)	294	(1,366)

Cash operating costs	13,978	17,922	27,590	23,798
Royalties and production taxes	1,227	1,387	2,564	1,852

Total cash costs	15,205	19,309	30,154	25,650

Gold production (in ounces)	36,172	36,963	71,875	49,282

Cash operating costs per ounce ($/ounce)	386	485	384	483
Total cash costs per ounce ($/ounce)	420	522	420	520

(1)	Post-commercial production.

Masbate Mine

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	23,386	25,793	44,631	63,189
Inventory sales adjustment	(738)	6,463	2,078	244

Cash operating costs	22,648	32,256	46,709	63,433
Royalties and production taxes	2,662	2,574	5,564	5,374

Total cash costs	25,310	34,830	52,273	68,807

Gold production (in ounces)	57,188	41,236	109,915	87,477

Cash operating costs per ounce ($/ounce)	396	782	425	725

Total cash costs per ounce ($/ounce)	443	844	476	786

La Libertad Mine

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,953	21,980	39,092	45,321
Inventory sales adjustment	146	527	1,202	(1,514)

Cash operating costs	22,099	22,507	40,294	43,807
Royalties and production taxes	814	708	1,559	1,384

Total cash costs	22,913	23,215	41,853	45,191

Gold production (in ounces)	30,807	27,681	60,005	53,007

Cash operating costs per ounce ($/ounce)	717	813	672	826

Total cash costs per ounce ($/ounce)	744	839	697	853

El Limon Mine

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s	(000’s)	(000’s)	(000’s)

Production costs	7,887	9,991	16,771	20,245
Inventory sales adjustment	232	(343)	(737)	(887)

Cash operating costs	8,119	9,648	16,034	19,358
Royalties and production taxes	862	1,092	1,734	2,146

Total cash costs	8,981	10,740	17,768	21,504

Gold production (in ounces)	11,075	15,686	21,291	28,844

Cash operating costs per ounce ($/ounce)	733	615	753	671

Total cash costs per ounce ($/ounce)	811	685	835	746

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “All-in sustaining costs per gold ounce”, which has no standard meaning under IFRS. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	66,146	76,096	127,790	153,919
Inventory sales adjustment	698	6,237	2,837	(3,523)

Cash operating costs	66,844	82,333	130,627	150,396
Royalties and production taxes per consolidated financial statements	5,565	5,761	11,421	10,756
Corporate administration	8,174	10,352	15,662	20,060
Share-based payments – RSUs(2)	792	914	2,841	3,073
Community relations	958	1,089	1,845	1,938
Reclamation liability accretion (3)	262	352	581	702
Realized losses on fuel derivative contracts	1,332	453	3,300	1,007
Sustaining capital expenditures(4)	11,564	22,582	39,013	37,904
Sustaining exploration	3,433	4,582	5,424	8,483

Total all-in sustaining costs	98,924	128,418	210,714	234,319

Gold production (in ounces)	135,242	121,566	263,086	218,610

All-in sustaining cost per ounce ($/ounce)	731	1,056	801	1,072

(1)	Includes the results from the Otjikoto mine from March 1, 2015.
(2)	Included as a component of Share-based payments on the statement of operations.
(3)	Excludes reclamation accretion relating to Kiaka and Fekola.
(4)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	20,955	29,097	58,337	58,285

Otjikoto mine construction, expansion and pre-production costs net of sales proceeds	-	(5,699)	-	(19,225)
Jabali underground development	(50)	(816)	(162)	(1,156)
Masbate plant expansion	(5,301)	-	(9,719)	-
Otjikoto prestripping	(4,040)	-	(9,443)	-

Sustaining capital expenditures	11,564	22,582	39,013	37,904

Otjikoto Mine

	Three months ended		Six months ended	Four months ended
	June 30		June 30	June 30
	(unaudited)		(unaudited)	(unaudited)
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	12,920	18,332	27,296	25,164
Inventory sales adjustment	1,058	(410)	294	(1,366)

Cash operating costs	13,978	17,922	27,590	23,798
Royalties and production taxes	1,227	1,387	2,564	1,852
Corporate administration	982	1,459	1,849	1,848
Share-based payments – RSUs(2)	89	104	145	179
Community relations	117	109	155	126
Reclamation liability accretion	55	126	121	252
Realized losses on fuel derivative contracts	234	-	480	-
Sustaining capital expenditures(3)	3,578	308	16,883	308
Sustaining exploration	359	1,166	650	1,968

Total all-in sustaining costs	20,619	22,581	50,437	30,331

Gold production (in ounces)	36,172	36,963	71,875	49,282

All-in sustaining cost per ounce ($/ounce)	570	611	702	615

(1)	Includes the results from the Otjikoto mine from March 1, 2015.
(2)	Included as a component of Share-based payments on the statement of operations.
(3)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Otjikoto mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended	Four months ended
	June 30		June 30	June 30
	(unaudited)		(unaudited)	(unaudited)
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	7,618	6,007	26,326	19,553

Otjikoto mine construction, expansion and pre-production costs net of sales proceeds	-	(5,699)	-	(19,225)
Push-back 2 prestripping	(4,040)	-	(9,443)	-

Sustaining capital expenditures	3,578	308	16,883	308

(1)	Includes the results from the Otjikoto mine from March 1, 2015.

Masbate Mine

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	23,386	25,793	44,631	63,189
Inventory sales adjustment	(738)	6,463	2,078	244

Cash operating costs	22,648	32,256	46,709	63,433
Royalties and production taxes	2,662	2,574	5,564	5,374
Corporate administration	784	961	1,469	1,618
Share-based payments – RSUs(1)	-	18	-	37
Reclamation liability accretion	120	108	251	216
Realized losses on fuel derivative contracts	810	395	2,090	863
Sustaining capital expenditures(2)	3,535	11,940	7,631	16,066
Sustaining exploration	1,212	1,179	1,678	2,382

Total all-in sustaining costs	31,771	49,431	65,392	89,989

Gold production (in ounces)	57,188	41,236	109,915	87,477

All-in sustaining cost per ounce ($/ounce)	556	1,199	595	1,029

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Masbate mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	8,836	11,940	17,350	16,066
Masbate plant expansion	(5,301)	-	(9,719)	-

Sustaining capital expenditures	3,535	11,940	7,631	16,066

La Libertad Mine

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,953	21,980	39,092	45,321
Inventory sales adjustment	147	527	1,202	(1,514)

Cash operating costs	22,099	22,507	40,294	43,807
Royalties and production taxes	814	708	1,559	1,384
Corporate administration	1,304	1,248	2,323	2,468
Share-based payments – RSUs(1)	-	1	-	12
Community relations	613	748	1,219	1,293
Reclamation liability accretion	38	47	92	93
Realized losses on fuel derivative contracts	288	58	730	144
Sustaining capital expenditures(2)	2,870	4,527	11,538	10,326
Sustaining exploration	1,003	1,146	1,729	2,195

Total all-in sustaining costs	29,029	30,990	59,484	61,721

Gold production (in ounces)	30,807	27,681	60,005	53,007

All-in sustaining cost per ounce ($/ounce)	942	1,120	991	1,164

(1)	Included as a component of Share-based payments on the statement of operations.
(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the La Libertad mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	2,920	5,343	11,700	11,482
Jabali underground development	(50)	(816)	(162)	(1,156)

Sustaining capital expenditures	2,870	4,527	11,538	10,326

El Limon Mine

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	7,887	9,991	16,771	20,245
Inventory sales adjustment	232	(343)	(737)	(887)

Cash operating costs	8,119	9,648	16,034	19,358
Royalties and production taxes	862	1,092	1,734	2,146
Corporate administration	720	545	1,244	1,013
Share-based payments – RSUs(1)	-	-	-	6
Community relations	228	232	471	519
Reclamation liability accretion	49	71	117	141
Sustaining capital expenditures	1,581	5,807	2,961	11,204
Sustaining exploration	859	1,091	1,367	1,938

Total all-in sustaining costs	12,418	18,486	23,928	36,325

Gold production (in ounces)	11,075	15,686	21,291	28,844

All-in sustaining cost per ounce ($/ounce)	1,121	1,179	1,124	1,259

(1)	Included as a component of Share-based payments on the statement of operations.

All capital and exploration expenditures at El Limon mine are considered to be sustaining expenditures.

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net loss for the period	(11,806)	(22,784)	(5,155)	(16,443)
Adjustments:
Gain on sale of Bellavista property	-	-	-	(2,192)
Loss on fair value of convertible notes	37,434	8,364	43,393	6,671
Write-off of mineral property interests	3,867	-	3,867	-
Share-based payments	2,087	3,647	7,472	9,135
Write-down of long-term investments	182	517	182	1,855
Non-recurring non-cash interest and financing expense	-	5,521	-	5,521
Unrealized losses on derivative instruments	650	5,727	10,100	5,820
Deferred income tax recovery	(3,437)	(2,383)	(12,010)	(850)

Adjusted net (loss) income	28,977	(1,391)	47,849	9,517

Basic weighted average number of common shares outstanding (in thousands)	930,235	923,035	928,690	920,022

Adjusted consolidated net earnings per share–basic ($/share)	0.03	0.00	0.05	0.01

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

	2016	2016	2015	2015	2015	2015(3)	2014	2014

Gold revenue ($ in thousands)	164,803	144,252	139,008	139,250	136,506	138,892	122,422	114,924

Gold sold (ounces)	130,829	120,899	127,482	124,481	114,423	114,799	102,612	91,282

Average realized gold price ($/ounce)	1,260	1,193	1,090	1,119	1,193	1,210	1,193	1,259
Gold produced (ounces)	135,242	127,844	131,469	124,371	121,566	97,044	111,804	90,192

Cash operating costs (1) ($/ounce gold)	494	499	527	584	677	701	646	732
Total cash costs (1) ($/ounce gold)	535	545	580	627	725	753	686	772

Net (loss) income for the period ($ in thousands)	(11,806)	6,651	(115,085)	(13,585)	(22,784)	6,341	(356,750)	(274,128)
Earnings (loss) per share (2) – basic ($)	(0.01)	0.01	(0.13)	(0.02)	(0.02)	0.01	(0.39)	(0.39)
Earnings (loss) per share (2) – diluted ($)	(0.01)	0.01	(0.13)	(0.02)	(0.02)	0.00	(0.39)	(0.39)
Cash flows from operating activities ($ in thousands)	67,604	171,553	48,513	33,911	34,315	58,663	41,090	33,723

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Attributable to the shareholders of the Company.
(3)	Starting March 1, 2015, the table includes results from the Otjikoto Mine which reached commercial production February 28, 2015.

Quarterly gold revenue increased in the first half of 2016 due to the strong operating performance combined with the increase in the average realized gold price. Quarterly cash flows from operating activities for the first quarter of 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions.

Quarterly gold revenue increased significantly from 2014 levels in all four quarters of 2015 due to the start of commercial production at the Company’s new Otjikoto mine which contributed to higher ounces sold. The Otjikoto mine reached commercial production on February 28, 2015. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad mines and investment in Gramalote joint venture.

The net loss in the third and fourth quarters of 2014 reflect the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture and a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate mine’s long-lived assets, respectively.

OUTLOOK

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces. Gold production for the year is scheduled to be weighted to the second half of the year, mainly due to higher forecast grades at the Otjikoto, Libertad and Limon mines. Based on the Company’s solid operational performance in the first half of 2016, its full-year consolidated cash operating costs for fiscal  2016 are expected to be at the lower end of the Company’s guidance range of $560 to $595 per ounce, compared to $616 per ounce in 2015. The Company’s consolidated all-in sustaining costs are also expected to be at the lower end of the fiscal 2016 guidance range of $895 to $925 per ounce, compared to $947 per ounce in 2015.The improvement in consolidated cash operating and all in sustaining costs against both budget and prior year reflects lower fuel costs at all sites and better than budgeted production at the Masbate Mine. In the second quarter, the Masbate Mine had better than budgeted throughput, grades and recoveries. Cash operating costs also benefited from a weaker Namibian dollar than budgeted. Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs per gold ounce are expected to be higher in the first half of 2016 than in the second-half.

In March 2016, the Company put several new funding measures in place. A total of $120 million was received from Prepaid Sales arrangements and the Company signed a commitment letter for an $81 million Equipment Facility with Caterpillar Financial SARL. In addition, higher realized gold prices and better operating cost performance from the Company’s mines continue to significantly improve operating cash flows. In the second quarter of 2016, operating cash flows from the Company’s mining operations totalled $67.6 million, almost doubling from the prior year quarter.  The Company expects that the combination of the new funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations and ensure that, based on current assumptions, construction of the Fekola Project is fully funded through to completion (forecast to be late 2017).

The core activities of the Company remain its current mining operations and the construction of its Fekola Project.  In addition to its development of Fekola, the Company is also focused on maintaining strategic development expenditures on core projects such as the Masbate mine process plant upgrade. These core project investments should continue to contribute to the Company’s overall operating cost improvements, operational efficiencies and production growth profile. Sustainable organic growth also requires a continued focus on exploration, including both brownfield exploration at the Company’s existing projects and additional greenfield opportunities. The most significant areas of exploration focus for the Company are in West Africa. As part of the 2016 budget, the Company originally allocated $30 million for exploration activities. Since the beginning of 2016, the Company has committed additional funds totalling approximately $15m to pursue additional greenfield exploration targets in both Mali and Burkina Faso and to update the Kiaka Feasibility study.

The Company’s ability to secure funding for the construction of the Fekola Project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company’s production profile, clearly demonstrates that its cost effective growth strategy is working. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs. The Company’s Otjikoto Mine was a key contributor towards the Company’s overall production growth profile in 2015, and is projected to be the Company’s lowest cost producing mine in 2016. The Fekola Project is currently in construction and scheduled to commence production in late 2017. The Company has recently approved an $18 million budget for the expansion of the Fekola mill from 4 million tonnes per year to 5 million tonnes per year which is expected to be brought on-line in late 2017 in conjunction with the main plant commissioning. Fekola is expected to be another low-cost mine and should enable the Company to significantly increase its production base while at the same time reduce its consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce. The Company also has a well-established track record of exploration success and the strategic allocation of funds to pursuing exploration targets is also expected to be a primary contributor to the Company’s ongoing growth profile.

Based on current assumptions and updates to the Company’s long-term mine plans, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces, 540,000 to 580,000 ounces in 2017 and significantly increasing to between 900,000 to 950,000 ounces in 2018 with the planned first full year of production from the Fekola Project.

OUTSTANDING SHARE DATA

At August 3, 2016, 939,400,188 common shares were outstanding. In addition, there were approximately 55.6 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$12.67 per share and approximately 1.3 million RSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; production estimates and guidance, including the Company’s projected gold production of between 510,000 to 550,000 ounces in 2016 and production being weighted towards the second half of 2016; anticipated revenue; projected operating and production costs and guidance; estimates of capital expenditures and planned investments; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including: negotiating and finalizing the Mining Convention and Shareholder Agreement for the Exploitation Company with the Government of Mali and the ownership of the Exploitation Company by the end of 2016; the Government of Mali’s potential exercise of an option to acquire an additional 10% of the Exploitation Company; the development and production from the Fekola Project by late 2017 and the Fekola Project being on schedule, on budget and fully funded; the Fekola mine being a low cost mine and reducing the Company’s consolidated operating costs; the potential throughput at Fekola of up to five million tonnes per year in the initial years of production, the estimated capital expenditures required to reach such throughput and the potential to increase estimated production at Fekola; completion of a life of mine plan and engineering study for the Otjikoto Mine incorporating the Wolfshag zone; updating the Kiaka Project feasibility study; the projections included in existing technical reports, economic assessments and feasibility studies, including the Feasibility Study for the Fekola Project; the potential for expansion of production capacity, including the expansion of gold production at the Otjikoto Mine and anticipated production from the adjacent Wolfshag zone in late 2016 accessing higher grades and increasing production at Otjikoto in 2017 and beyond; completion of the planned upgrade of the Masbate plant by the end of the third quarter in 2016; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit in late 2016; production shortfalls as a result of delays in accessing ore at Jabali being fully offset; mill feed at Masbate in the second half of 2016 continuing higher percentage of higher grade ore; planned exploration and exploration budgets, including the planned exploration at Fekola and Kiaka and the results thereof and the potential identification of new mineralization or discoveries there and the effect of adding mineralization from the Toega prospect on the economics of the Kiaka project; the extension of the Company’s income tax holiday for the Masbate Mine; the delivery of ounces under the Prepaid Sales arrangements; the adequacy of capital for continued operations; the satisfaction of conditions precedent and completion of funding under the Equipment Facility with Caterpillar; and estimates regarding the outcome of tax audits. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in documents referenced in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in documents referenced in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in documents referenced in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, documents referenced in this Management’s Discussion and Analysis use the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in documents referenced in this Management’s Discussion and Analysis is economically or legally mineable. For the above reasons, information contained in documents referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

Tom Garagan, Senior Vice President of Exploration and Peter Montano, Project Director, both qualified persons under NI 43-101, have approved the disclosure of scientific and technical information contained in this MD&A